Form 4

1.   Name and Address of Reporting Person
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol -
     MFC Bancorp Ltd. ("MXBIF")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - October, 1999
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer --10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $0.01 Par Value
2.   Transaction Date. - October 7, 1999.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 8,000.
          (A) or (D) = A.
          Price 8.3164.
2.   Transaction Date. - October 8, 1999.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 5,000.
          (A)  or (D) = A.
          Price 8.6225.
2.      Transaction Date. -- October 11, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 600.
          (A) or (D) = A.
          Price 8.6875.
2.      Transaction Date. - October 11, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 400.
          (A)  or (D) = A.
          Price 8.75.
2.      Transaction Date. -- October 12, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A) or (D) = A.
          Price 8.5.




2.      Transaction Date. - October 13, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 500.
          (A)  or (D) = A.
          Price 8.4375.
2.      Transaction Date. -- October 13, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A) or (D) = A.
          Price 8.5.
2.      Transaction Date. - October 14, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,200.
          (A)  or (D) = A.
          Price 8.4375.
2.      Transaction Date. -- October 14, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A) or (D) = A.
          Price 8.5.
2.      Transaction Date. - October 14, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 50.
          (A)  or (D) = A.
          Price 8.625
2.      Transaction Date. - October 15, 1999.
3.      Transaction Code - P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A)  or (D) = A.
          Price 8.25.
2.   Transaction Date. - October 18, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 3,000.
          (A) or (D) = A.
          Price 8.2917.
2.   Transaction Date. - October 19, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 1,700.
          (A) or (D) = A.
          Price 8.18.
2.   Transaction Date. - October 20, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,500.
          (A) or (D) = A.
          Price 7.9875.

2.   Transaction Date. - October 22, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 9,400.
          (A) or (D) = A.
          Price 8.1782.
2.   Transaction Date. - October 25, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,600.
          (A) or (D) = A.
          Price 8.25.
2.   Transaction Date. - October 26, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 1,300.
          (A) or (D) = A.
          Price 8.3125.
2.   Transaction Date. - October 27, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 1,000.
          (A) or (D) = A.
          Price 8.25.
2.   Transaction Date. - October 28, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,300.
          (A) or (D) = A.
          Price 8.4647.
2.   Transaction Date. - October 29, 1999.
3.   Transaction Code. - P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 2,800.
          (A) or (D) = A.
          Price 8.5013.

5.   Amount of Securities Beneficially Owned at End of
     Month = 100,500.
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership - N/A.
5.   Amount of Securities Beneficially Owned at End of
     Month = 1,212,900.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership - I.A.T.
     Reinsurance Syndicate Ltd., a Bermuda Corporation of which
     Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.




5.   Amount of Securities Beneficially Owned at End of
     Month = 100,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership - Kellogg, J.C. Foundation of which Mr. Kellogg is a trustee. Mr. Kellogg disclaims beneficial ownership of these shares.
5.   Amount of Securities Beneficially Owned at End of
     Month = 500,000.
6.   Ownership Form -- (I).
7. Nature of Indirect Beneficial Ownership - Peter R. and Cynthia K. Kellogg Foundation. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.